Filed by Cerberus Telecom Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Cerberus Telecom Acquisition Corp.
Commission File No. 001-39647

STRICTLY PRIVATE AND CONFIDENTIAL
Investor Presentation
March 2021
1

Disclaimer
This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE Wireless (“KORE” or the “Company”) (the “Proposed Transaction”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will CTAC, KORE or any of their respective subsidiaries, shareholders or affiliates, or any of their respective partners, directors, officers, employees, advisers, consultants, agents or other representatives (collectively, “Representatives”) be responsible or liable for any direct, indirect, consequential or other loss or loss of profit arising from the provision or use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of CTAC, KORE nor any of their respective Representatives has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In furnishing this Presentation each of CTAC, KORE, and their respective Representatives expressly disclaims any obligation to update any information contained herein or to correct any omissions, inaccuracies, or errors. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full or complete analysis of KORE or the Proposed Transaction. Viewers of this Presentation should each make their own independent evaluation of KORE and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.
Forward-Looking Statements
This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or the Company’s management, as applicable as projected revenue and Adjusted EBITDA (as defined herein) are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-
19; risks related to the rollout of the Company’s business and the timing of expected business milestones; changes in the assumptions underlying the Company’s expectations regarding its future business; the effects of competition on the Company’s future business; and the outcome of judicial proceedings to which the Company is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while the Company and/or CTAC may elect to update these forward-looking statements at some point in the future, each of the Company and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Use of Projections
This Presentation contains projected financial information with respect to KORE. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved.
No Offer or Solicitation
This Presentation is not intended to, and shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell or the solicitation of an offer to buy or a recommendation to purchase any security of CTAC, the Company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal, financial, and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Disclaimer (Cont’d)
Non-GAAP Financial Measures
This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to EBITDA, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in the Company, and in comparing the Company’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. The Company does not provide reconciliations of EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin to net income on a forward-looking basis because the Company is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the Company’s calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding.
In connection with the contemplated filing by CTAC of a proxy statement / prospectus on Form S-4 with respect to the Proposed Transaction, and in the course of the review by the SEC of such proxy statement / prospectus, CTAC may make changes to the information presented in this Presentation, including, without limitation, the description of the Company’s business and the financial information and other data (including the prospective financial information and other data) included in this
Presentation. Comments by the SEC on information in the proxy statement / prospectus may require modification or reformulation of the information we present in this Presentation, and any such modification or reformulation could be significant. In particular, we note that the SEC has adopted certain rules regarding the use of Adjusted EBITDA and other financial measures that do not comply with generally accepted accounting principles in the United States, which rules will be applicable to the proxy statement / prospectus expected to be filed with respect to the Proposed Transaction.
Participants in the Solicitation
CTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from CTAC’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in CTAC is contained in CTAC’s Registration Statement on Form S-1, as effective on October 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to
CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available.
The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CTAC in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available.
Trademarks
This Presentation contains trademarks, service marks, trade names and copyrights of KORE and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but CTAC and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.
Additional Information
CTAC intends to file with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This Presentation does not contain, or purport to contain, all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. CTAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, CTAC and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of CTAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022.
Term Loan/Deal Terms
This Presentation does not reflect the potential amendment of the Company’s term loan indebtedness, and certain other terms of the Proposed Transaction that are subject to ongoing negotiation.
PCAOB Audit
In connection with the preparation of the proxy statement / prospectus related to the Proposed Transaction, the Company will be re-auditing its financial statements for prior years ended December 31 in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB), as required by the rules and regulations of the U.S. Securities and Exchange Commission. Such re-audit may result in revisions and/or changes to the Company’s financial statements, as compared to the Company’s current financial statements presented herein which have been audited pursuant to the standards promulgated by the American Institute of Certified Public Accountants (AICPA), which changes and revisions cannot be quantified at this time and which may be material. Accordingly, you should not place undue reliance on the historical financial information contained in this Presentation.
STRICTLY PRIVATE AND CONFIDENTIAL

Transaction overview
Summary of KORE and CTAC proposed business combination

•	On December 24th, 2020, KORE and CTAC executed a non-binding term sheet setting forth the potential terms of a business combination
Transaction Timing    • Definitive documentation was signed March 10, 2021

•	The transaction is expected to close in Q3 2021
•	Transaction implies a fully diluted pro forma enterprise value of $1,014mm, representing 15.2x based on

2022E Adj. EBITDA of $66.5mm and 16.9x based on 2021E Adj. EBITDA of $60.0mm
Valuation

•	Existing holders of common stock, including majority KORE shareholder Abry Partners, are expected to roll 100% of their common equity

•	The transaction will be funded by a combination of CTAC cash held in a trust account and proceeds

Capital Structure     from a $225mm PIPE

•	Transaction is expected to result in up to $484mm of total cash proceeds to fund the transaction1

(1) Assumes no redemption of CTAC’s existing shareholders, however actual proceeds available for the transaction are dependent on shareholder redemptions
STRICTLY PRIVATE AND CONFIDENTIAL

Sources & uses / pro forma valuation
($ in millions)
Estimated Sources & Uses
Sources    ($mm)
Existing KORE Shareholders Equity Rollover 1    $ 346 38.3%
SPAC Cash in Trust 2    259 28.7
SPAC Sponsor Shares 3    73 8.1
PIPE Investors    225 24.9
Total Sources    $ 903 100.0%
Uses
Existing KORE Shareholders Equity Rollover 1    $ 346 38.3%
SPAC Sponsor Shares 3    73 8.1
Paydown of Preferred 4    262 29.0
Paydown of Term Loan    50 5.5
Cash to Balance Sheet    133 14.7
Estimated Fees and Expenses    39 4.3
Total Uses    $ 903 100.0%
Illustrative Pro Forma Valuation
Illustrative Share Price    $ 10.00
Pro Forma Shares Outstanding5    90.3
Implied Equity Value    $ 903
Plus: Est. Pre-Transaction Net Debt 6    $ 294
Less: Paydown of Debt    (50)
Less: PF Cash to Balance Sheet    (133)
Implied Pro Forma Enterprise Value    $ 1,014
Implied 2022E Adj. EBITDA Multiple    15.2 x
Illustrative Pro Forma Ownership5
PIPE Investors
(1) Represents existing holders of KORE common stock, including Abry Partners. (2) Assumes estimated cash held in trust at closing and no redemption of CTAC public shares. (3) SPAC Sponsor Shares include 6.479mm CTAC Founder Shares and 0.818mm of CTAC Private Placement Shares underlying the Private Placement Units. (4) Paydown of preferred reflects estimated aggregate liquidation preference as of 06/30/2021. (5) Excludes dilutive impact of 8.639mm warrants from CTAC’s public offering and 0.273mm Private Placement Warrants underlying the Private Placement Units. All warrants have a strike price of $11.50 per share. Also excludes the impact of pro rata dilution for new management equity plan expected to be adopted at closing.
(6) Pre-Transaction Net Debt equals financial indebtedness net of pre-transaction estimated cash and excludes potential debt-like items such as tax liabilities among others.

KORE aligns perfectly with CTAC’s strategy
Cerberus Telecom Acquisition Corp (“CTAC”) in partnership with KORE will utilize its 200+
combined years of telecom and technology leadership in conjunction with Cerberus’ multi-
disciplinary investment and resource platforms to create value through the upcoming next generation telecom and technology super cycle
Investment Team    Management and Distinguished Advisory Board
Stephen Feinberg    Tim Donahue
Co-Founder    CEO and Director Shaygan Kheradpir
CTO, Advisory Board Chair,
Co-Founder and Co-CEO     and Director
of Cerberus
Frank Bruno    Hossein Moiin
Co-Founder and Chairman    Advisory Board Member
and Director
Co-CEO of Cerberus     Tamara Casey
Former President of Cerberus     Advisory Board Member
Global Investments
Nick Robinson    Shervin Gerami
Co-CIO    Advisory Board Member
Cerberus Managing Director,
Head of Trading and Member
of Cerberus Corporate Credit     Peter Foyo
Committee     Advisory Board Member
Michael Palmer    Tim Kasbe
Co-CIO    Advisory Board Member
Cerberus Managing
Director, Private Equity

CTAC views KORE as having downside protection
(predictable revenue) with significant    upside potential
KORE satisfies all of CTAC’s initial investment criteria    Initial target universe
Growth-oriented company with recurring, predictable revenue and sustainable free cash flow
Market-leading company with demonstrated technology and competitive advantages that are difficult for competitors to replicate
Strong management team ready to accelerate growth with our partnership
Will benefit from being publicly traded, with access to capital, and / or an improved capital structure
Attractive risk-adjusted return for shareholders; potential upside from growth weighed against any identified downside risks
Physical Infrastructure    Network Infrastructure
Towers / Small Cells    IoT Devices / Sensors
Fiber    Software Defined Networks
Data Centers (Edge & Macro)    5G Applications Software
Private Networks    Edge AI
Spectrum    Spectrum Sharing
Satellites    Open RAN / Cloud RAN

With its proprietary network technologies and 44 carrier integrations, KORE Wireless is a leading solutions enabler for Internet of Things (IoT) and is well positioned across both physical and network infrastructure areas

Business Overview

With the oncoming tidal wave of connected devices, KORE’s mission is to simplify the complexities of IoT and help customers Deploy, Manage, and Scale their mission-critical IoT solutions

KORE    at a glance
Leading global, independent provider of mission critical IoT solutions

•	KORE is a market leader in enabling end-to-end IoT solutions for enterprises

Who We Are    • Trusted advisor, enabling our customers to Deploy, Manage and Scale their IoT solutions

•	Blue chip customer base including market leading Fortune 500 enterprises and innovative solutions providers across high growth verticals such as connected health, industrial IoT, asset monitoring, fleet management and comms. services
✓    Proprietary IP-based services: Connectivity, Solutions & Analytics
Why We Win    ✓ Market leading IoT knowledge and experience to help navigate the complex IoT ecosystem
✓    Global independent IoT connectivity and solutions enabler with an integrated network of key partners
Global Scale (as of 12/31/20) Forecasted Visibility & Profitability Compelling Growth Opportunities

•	190+ countries coverage•Revenue $238M1 •IoT, eSIM and 5G use cases present
•	44 carrier integrations•92%+ recurring revenue2 massive opportunity

Key     •Strong track record of highly
Attributes    • ~12M devices managed•Average 90%+ revenue visibilityaccretive M&A through 20233

•	3,600+ customers•Highly scalable KORE One platform
•	500+ employees•57%Gross Margin1 positions company for growth

•28%EBITDA Margin1
Note: Financials represent KORE’s projections developed for the purposes of this presentation. (1) Represents 2022E Forecast financials. (2) Recurring revenues include connectivity and programmatic IoT Solutions revenue. (3) Revenue visibility is based on the installed base which includes customers which had a signed contract with KORE by the end of 2020, normalized for one time churn customers from the acquisition of Raco and Wyless

KORE business model: offering high demand IoT services
Product line Products Product description Primary pricing method
• IoT connectivity services offered through market leading IoT platform ‘KORE One’

Connectivity as a Service • Our connectivity solutions allow devices to seamlessly and securely connect Per subscriber per month (CaaS) anywhere in the world across any connected network, which we call our multiple
Connectivity for lifetime of device (7-10 devices, multiple locations, multiple carriers CaaS value prop years and growing)

74% of 2020E
59% of 2025E1 Connectivity Multi-year contracts with Enablement • Connectivity Management Platform as a Service (or individual KORE One engine) automatic renewals as a Service • Cellular Core Network as a Service (cloud native HyperCore)
(CEaaS)

IoT Device • Outsourced platform-enabled services (e.g., logistics, configuration, device management) Upfront fee per device or per Management device per month Services • Sourcing of 3rd party devices globally, device design and selection services

IoT Solutions
26% of 2020E IoT Security • KORE’s SecurityPro SaaS platform Per subscriber per month
41% of 2025E1
Location
Based • KORE’s PositionLogic SaaS platform and LBS APIs Per subscriber per month Services (LBS)
Product list is being expanded e.g., through the Private Networking (PNaaS) offering and industry pre-configured solutions
1Percentage of revenue from go forward customers.

KORE differentiators and IoT customer use cases
• KORE differentiators • KORE customer IoT use cases
✓    44 carrier integrations (each takes ~2 years)
✓    Industry leading KORE One platform (7 engines)
Connectivity    ✓ ConnectivityPro service and related APIs
✓    eSIM technology stack/ proprietary IP
✓    Hypercore technology
✓    Deep industry vertical knowledge and experience
— Connected Health – FDA, HIPAA, ISO 9001/13485
— Fleet Management – SaaS product and APIs, video
bundle
✓    Unmatched breadth of solutions and analytics services
IoT Solutions
— SecurityPro network intelligence service
— Asset management, mobile data management,
logistics services
— Network certification expertise
✓    3,400+ connectivity-only customers for cross-sell
Connected
Fleet Mgmt.    Blood Sugar
Monitors
Connected
Home    Gas Tank
Security    Monitors
Connected
Offender    Alcohol
Trackers    Monitors
Smart City
Lighting    Smart
Systems    Meters

IoT deployments are extremely complex
• Top challenges in IoT deployments • KORE’s IoT in a Box

Lack of in-house IoT expertise and resources
Inability to Challenges in contextualize interoperability and and analyze data compatibility Fragmented ecosystem requiring multiple Lack of partners Issues in solution compliance deployment with planning and regulations experience

Risks and pitfalls in IoT
Security
Technology Connectivity,

IoT Strategy & Deployment Evaluation, Device & End-to-End (forward Selection, Data Security logistics) Dev. Management

Operations Sustainment

Analysis & Management (Reverse Optimization

& Support Logistics)
5 6 7
Customer ✓ Broad IoT capabilities ✓ Full control over IoT stack benefits: ✓ Secure & cost efficient ✓ Fast time to market

Customer case study: Customer #1
Customer #1 is a multinational medical devices company. KORE works with the cardiac monitoring (pacemakers and related devices) division, which is a market leader in this line of products. It has been KORE’s customer for >10 years.
Cardiac Device Bedside Monitor KORE CaaS Physician Portal
KORE Solution: IoT enablement of cardiac devices
• Helped design a custom connectivity device which works with a large number of cellular networks globally; contracted manufacturing with a global contract manufacturer
• KORE is an extension of the customer’s supply chain, configuring & handling 200-300K devices per year (growing 20%+ year) with facilities which are:
✓ ISO 13485 / 9001 certified
✓ FDA Registration 21 CFR Part 820 compliant
✓ HIPAA (U.S.) and GDPR (EU) compliant
KORE global connectivity
• Provided a global connectivity package to provide connectivity across a large number of countries
• Acting as a trusted advisor for customer with transition of 2G/3G devices to LTE (in 2021/22)
• Almost 1 million subscribers and growing fast, leading to significant CaaS revenue stream for 7-10 years per device
• Upsell to eSIM highly likely given global footprint of services

Focus industry sector: Connected Health
KORE’s credentials in Connected Health will drive market share in an expanding market

Connected Health overview 2025 Industry Target 17.5% ~$300M

CAGR1
Revenue
Key Use Cases:
– Remote Patient Monitoring: Cardiac Rhythm Monitoring
– Remote Patient Monitoring: Chronic Disease Management
– Medical Equipment Diagnostics
– Clinical Trials with Medical Sensor Telemetry
KORE Connected Health capabilities
Streamline Implementation: Simplifies the complexities of IoT, overcoming barriers to adoption and leading to deployment
Remain Compliant: Quality and Regulatory experience and a focus on information security allows KORE to provide real-time data insights
Stay Connected: Provides superior coverage and reliability in order to monitor remote patients and track mobile employees
Leverage our credentials and track record to expand and grow segments and new anchor accounts
Segment Representative Connected Health Players

Cardiac Rhythm Monitoring Chronic Disease Management

Medical Equipment Diagnostics
Clinical Trials with Medical Sensors
(1) Per ABI Market Tracker Forecasts

KORE’s five focus industry sectors, representing 80%+ of the IoT market, are growing fast
5G drives significant new use cases in mission critical applications across KORE’s target industries
Vertical    2020P-2025P CAGR Transformational use cases
Assets    34.2 % Home / BusinessCritical Asset
Offender TrackingAlcohol Monitoring
SecurityManagement
29.4    % Smart Utilities /Smart Cities /Smart FactoriesIndustrial IoT
MetersBuildings
22.4    % IoT & ConsumerCarrier IoT BusinessEnterprise
service providersUnitsConnectivityPrivate Networking
17.5    % Remote PatientMedical AlertMedical Equipment
Clinical Trials
MonitoringMonitoringDiagnostics
17.3    % Stolen VehicleFleet Tracking /Usage Based
RecoveryTelematicsInsuranceConnected Car
Source: ABI Market Tracker, Market Research Future, Grand View Research and KORE Forecasts

KORE: unique “one stop shop” IoT Solutions enabler
is a differentiated player providing comprehensive IoT solutions – CaaS, Solutions & Analytics
IoT Ecosystem Partners

Analytics & Connectivity Solutions Cloud Platforms

✓ IoT specialist ✓ Secure & cost efficient ✓ Full control over IoT stack ✓ Fast time to market

KORE is well positioned in the early innings of an exciting growth opportunity in IoT
Devices (bn) TAM ($bn)
Source: GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020); Cisco Annual Internet Report Highlights Tool 2020; IDC (Worldwide 5G Connections Forecast, 2019-2023) and KORE Forecasts

Significant potential growth opportunity
IoT connections by technology

of total mobile 45% data over 5G networks •

Broadband & Critical IoT
Low-Power Wide- (4G/5G)

2.7B Area Connections by 2025 Massive IoT • (Licensed LPWA – NBIoT eSIM revenue 5G & CAT-M)

$0.9B generated in at scale Legacy
2024 (2G/3G)
Unlicensed LPWA and • Satellite
Massive IoT
Powered by LPWA
eSIM
Adoption

•
Short-Range IoT (WiFi, BT, Z-Wave)
• CaaS(1)
- Licensed
- Unlicensed
- Satellite
• CEaaS (2)
- CNaaS
- CMPaaS
- PNaaS
• IoT Solutions (3)
- Managed Services
- Analytics
• IoT Solutions (3)
- Managed Services
- Analytics
Source: Cisco Annual Internet Report Highlights Tool 2020, GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020), KORE Forecasts
Note: (1) CaaS = Connectivity as a Service – managed connectivity services offering for connecting IoT device; (2)CEaaS = Connectivity Enablement as a Service – includes managed Core Network as a Service (CNaaS), Private Networking as a Service (PNaaS) and Connectivity Management Platform (CMPaaS); (3) IoT Solutions = IoT managed services including IoT product design, supply chain, configuration, connectivity, and reverse logistics for customers

5G will enable a connected planet
Construction and mining Digitized education
$1.1T $0.3T
Precision agriculture Connected healthcare
$0.3T $1.1T
Powering the digital economy
$13.2 Trillion
in global economic value by 2035
$2.3T $2.2T
Richer mobile Smart city experiences $4.7T $1.2T
Smart manufacturing Intelligent Retail
Source: The 5G Economy (Qualcomm)

KORE expects to be a leading enabler of 5G adoption
Powered by KORE’s

KORE provides 5G-ready eSIM and 5G connectivity multi-multi-multi value and simplified proposition enabled management by proprietary KORE

One platform
Powered by KORE’s

KORE aims to strength in carrier enable relationships and seamless experience in transition to 5G managing network transitions

Powered by KORE’s

KORE aims to pre-configured accelerate 5G solutions and industry-use cases specific IoT Managed Services portfolio

Powered by its plans KORE aims to    for a fully virtualized enable Edge multi-carrier gateway deployments on the Edge (KORE
Anywhere)
Powered by its fully KORE enables virtualized core
Private Network network (KORE Deployments HyperCore)

Phased transformation to KORE 3.0
Year Year Year Year Year One Two Three Four Five
2019 2020 2021 2022 2023
Year

Zero • One Team KORE; • Acquisition/integration • Capability • Broadened industry • Portfolio mix from high-performance of Integron; launch of acquisition strategy sector expertise with 100% connectivity 2018 culture IoT managed services to continue integrated products towards 50/50 connectivity/services
• Strategy 3.0 KORE One finalized • Begin transformation • Launch • Industry GTM • Analytics and other of connectivity & LPWA offering (5 focus sectors), key Industry GTM • Accelerate 5G proposition/platform LPWA and eSIM acquisition strategy adoption

• 5-year investment

• Introduce intelligent industry leadership program approved • Integrate acquisitions network monitoring • 5G, edge analytics • Lead the promise including Aspider, • 5G innovation off KORE One of “AI + IoT” bring eSIM to market platform

Phase 1: Launch Transformation
Phase 2: Industry GTM & eSIM
Phase 3: Lead with 5G & Analytics

KORE’s growth acceleration to ~$1B in sales
~$ 700M1

Robust M&A pipeline of Edge and AI strategic and analytics accretive portfolio opportunities

Pre-configured expansion

Selling existing IoT industry customers solutions $ 219M multiple Customer services portfolio growth > 20% New customers & products

Deepening

Organic Enhancing KORE in in the Cross-sell and Presence in KORE in the KORE Today Volume AIoT Bolt on M&A Future with Upsell Focus Industry Future Growth Capabilities M&A

Sectors
KORE Expects to Scale to Become a Billion-Dollar Business, Targeting the $900bn+ IoT Market by 2025
(1) KORE’s projections that serve as the basis of this presentation estimate 2025E Revenue of $414mm; $700mm of ‘25E “KORE in the Future” revenue includes ~$250M of organic upsides not in KORE’s base case. (2) Includes ~$245MM of M&A upside by 2025

Past M&A wins coupled with strong future M&A pipeline
KORE has a successful track record of executing and integrating strategic acquisitions
Recent M&A Transaction Highlights
Strategic impact
• Furthered our strategy as a leader in IoT Managed Services
• Expanded presence in Healthcare & Life Sciences markets
• Accretive deal, has had a de-levering effect
• Rapid, successful integration results in ~25% growth in 2020
• Differentiates KORE wrt carriers and other pure-play providers
• Date Acquired: Nov 2019
Strategic impact
• Helped position KORE as a leader in the Gartner Magic Quadrant
• Expanded geographical presence in Europe and Africa
• Added significant IP & key capabilities in eSIM / Core Networking
• KORE‘s target for eSIM shipments is 1MM in 2020
• Key part of our emerging CEaaS service portfolio
• Date Acquired: Dec 2018
Illustrative M&A Pipeline

Est. Solution Target Location Revenue Offerings (M)

Company A Company B Company C Company D Company E
Company F Company G Company H Company I Company J
US US US US US

US Europe Europe Brazil Brazil

Industrial IoT & IoT Connectivity
IoT Solutions (GPS Tracking, Failover/Primary)
IoT Solutions (GPS Tracking, Failover/Primary, First Response)
IoT Solutions (MDM, Mobility, Analytics)
IoT Solutions (POTS replacement, Failover/Primary)
IoT Solutions (Failover/Primary)
IoT Connectivity & Core NW
IoT Connectivity & Core NW Location Based Services SaaS IoT Connectivity & Core NW

$50 $40 $10 $8 $20

$2 $8 $20 $5 $6

KORE: accelerating growth & revenue visibility
Scale & Growth
Growth in Total Contract Value of Wins in 2020E vs. 2019A1
Scale & Growth
Top 25 Customer Revenue CAGR from 2018A to 2022P
FY2020E Go-Forward Customer SIM Count vs. PY3
Established & Proven
Recurring Revenue in 2020E
BAU Churn from Go-Forward Customers in 2020P2,3
Average Revenue Visibility from Installed Base through 2023P4
Note: (1) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices. (2) BAU Churn is Business as Usual Churned Revenue from Customers which decided not to do business with KORE in 2020. (3) Normalized for one time churn customers from the acquisition of Raco and Wyless. (4) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churn customers from the acquisition of Raco and Wyless
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KORE’s TCV wins increased by 69% in 2020
Estimated TCV (Total Contract Value) of Wins by Quarter
TCV Growth
Note: Total Contract Value (TCV) is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices
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KORE’s SIM growth momentum is accelerating
Annualized Growth :
2020 sequential SIM growth for Go Forward
2020 average SIM count for Go Forward customers customers
Healthcare Industrial, Fleet, Asset Monitoring Communications & Other
Note: Represents go forward SIMs; ~12M total SIMs as of 2020E.

Financial Overview

Pro forma financial summary
(US$ in millions)
CaaS
% Growth
IoT Solutions
% Growth
One Time Churn
Total Revenue
% Total Growth
(-) COGS
Total Gross Profit
% Gross Margin
(-) SG&A1
Adj. EBITDA
% Adj. EBITDA Margin
Total Capex
Unlevered FCF2
Cum. FCF
Historicals Prelim. Forecast CAGR 2019A 2020P 2021P 3 2022P3 2023P 2024P 2025P ‘21P-‘25P
$ 125 $ 137 $ 144 $ 163 $ 187 $ 213 $ 246 14%
9% 9% 5% 13% 15% 14% 15%
47                55                 59                70                89                 120                168 30%
20% 16% 8% 17% 28% 35% 40%
33                22                 15                 5                 —                —                 —$ 206 $ 214 $ 219 $ 238 $ 276 $ 333 $ 414 17%
3% 4% 2% 9% 16% 21% 24%
(82)                (98)                 (94)                (102)                (117)                 (140)                (172) $ 123 $ 116 $ 125 $ 136 $ 158 $ 193 $ 242 18%
60% 54% 57% 57% 57% 58% 58%
(66) (59)                (65)                (69)                 (77)                (86)                 (101)
$ 57 $ 57 $ 60 $ 67 $ 82 $ 107 $ 140 24%
28% 26% 27% 28% 30% 32% 34%
(12)                (12)                 (12)                (13)                (13)
$ 32 $ 42 $ 60 $ 91 $ 123
32 75 135 226 349
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. 2020 results are preliminary and unaudited, refer to disclaimer for prior periods. Historicals are pro forma adjusted for the impact of the Integron and Aspider acquisitions. (1) Assumes $1.5mm of public company costs. (2) Unlevered FCF defined as Adj. EBITDA less total capex, less cash adjustments, less increases in NWC; refer to page 42 for a reconciliation of Reported to Adj. EBITDA. (3) 2021E and 2022E Adjusted Total Revenue growth of 13.9% and 15.1%, respectively, excluding the normalization of one time churn customers from the acquisition of Raco and Wyless and adjusting for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks ($17.3mm and $21.7mm in 2021E and 2022E, respectively)
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Strong organic growth performance, lift off ahead
Commentary
Organic Revenue Growth
• ~26% organic growth (average from 2018 to 2022) with top customers driven by volume gains and cross selling
• Average ~90%+ revenue visibility through 2023P
• ~92% recurring revenue
One Time 2G / 3G Sunsetting
• Forecast reflects known impact of sunsetting as the industry transitions to 5G
One Time Churn
• Forecast reflects one time churn from historical integration events
• By nature of KORE’s business, it takes several years for non-core customer revenue to churn off the network despite the churn decision being made several years ago
2018A – 2025P Revenue Bridge
($ in millions) % of Revenue
from Installed ~97% ~90% ~83% ~79% ~75%
Base as of 2020A
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Extremely high level of ’21P-’25P revenue visibility
2021P – 2025P Revenue Visibility
($ in millions)

Installed Base as of 2021P Installed Base as of 2020A

Existing Installed Base One Time Churn 2020 Wins 2021 Projected Wins Future Projected Wins
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. The installed base includes customers which had, or expect to have, a signed contract with KORE, but excludes one time churn customers from the acquisition of Raco and Wyless
STRICTLY PRIVATE AND CONFIDENTIAL

2020 closed with incredible momentum
2020 Quarterly Adj. Revenue1 Business Momentum
($ in millions)
Same Qtr PY Growth
+69% +26%
Growth in Total Contract Top 25 Customer Revenue Value of Wins in 2020E vs. CAGR from 2018A through 2019A2 2022E
~92% +90%
Average Revenue Visibility Recurring Revenue in 2020E From Installed Base Through 2023P3
+48% +29%
Annualized Net SIM Growth
FY2020E Go Forward from Go Forward Customers Customer SIM Count vs. PY in Q4 vs. Q3 20
2020 Adj. Revenue: $186MM1
(1) Adj. Revenue is normalized for one time churn customers from the acquisition of Raco and Wyless. (2) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and KORE sales force forecasts of unit growth and contracted prices. (3) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churned customers
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Benchmarking

Overview
PURE PLAY “IOT”
• Benchmark pure play IoT
Companies
• Strong revenue growth and stable recurring revenue
• Stable gross and EBITDA margins
COMMUNICATION SOFTWARE
• High growth SaaS companies with similar financial profiles to KORE
• Minimal CapEx , robust growth, and predominantly recurring revenue
• High multiple business

Operational Benchmarking
Commentary 2021E – 2022E Adjusted Total Revenue Growth
• KORE has a proven ability to deliver superior organic growth from its go forward customer base
• Well positioned to accelerate growth alongside 5G and eSIM industry themes
• Significant recurring organic growth
— ~92% recurring revenue
• Average 90%+ revenue visibility through ‘23E
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) 2022E Adjusted Total Revenue growth excludes the normalization of one time churn customers from the acquisition of Raco and Wyless and adjusts for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks. (2) Represents recurring revenue if disclosed by company, otherwise represents % subscription segment revenue.
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Median: 9.1% Median: 21.3%
Recurring Revenue2
Median: 63.6% Median: 91.7%

Operational Benchmarking (cont’d)
Commentary
• Compelling scalable and profitable business model fueled by KORE One platform with proprietary IP and market leading IoT knowledge
• ~57% 2022E Gross Margins
• ~28% 2022E Adjusted EBITDA Margins
2022E Gross Margin
Median: 59.2% Median: 62.5%
2022E Adjusted EBITDA Margin1
Median: 19.9% Median: 7.2%
32.8%
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) Calculation and companies included may use different definitions of Adjusted EBITDA.
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Valuation Benchmarking
Commentary EV / 2022E Revenue
Median: 5.7x Median: 17.5x
22.0x
• This Transaction provides an attractive entry point…deal valuation at significant discount to benchmarks
— Multiple strategic ways to perform
— Numerous upsides not included
• KORE has a successful track record of executing and integrating strategic acquisitions
• Active pipeline of future acquisition candidates
EV / 2022E Adjusted EBITDA2
Median: 24.6x
Net Debt / 2020E Adjusted EBITDA2
Median: 1.6x Median: 5.0x
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021 (1) Represents illustrative values pro forma for this transaction. (2) Not meaningful due to negative EBITDA. (2) Calculation and companies included may use different definitions of Adjusted EBITDA; represents net debt of latest financial statement.
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Appendix

KORE’s IoT managed services portfolio
KORE provides a one-stop-shop for IoT deployment
1 IoT Strategy 2 Technology 3 Connectivity , 4 Deployment 5 Operations 6 Sustainment 7 Analysis &
& End-to-end Evaluation, Device & Data (forward Management & (reverse Optimization Security Selection, Dev Management logistics) Support logistics)
Business Outcomes / Network(s) Selection / Technical Support Tier Advanced Data Cleansing &
1.1 2.1 Architecture 3.1 4.1 Forecasting 5.1 6.1 7.1
Business Case Carrier Contracts 1 & 2 Managed Services Normalization
Tier 3 –
Security by Design Connectivity / Network Secured Data Order Data Storage,
1.2 2.2 3.2 4.2 5.2 Network & Systems 6.2 Migration Services 7.2
(entire stack) Strategy Exchange Management Retrievals & Replays Support
Returns
Partner IoT Platform / Cloud Subscription Lifecycle Configuration Network Mgmt. & Data Enrichment &
1.3 2.3 3.3 4.3 5.3 6.3 Management / Asset 7.3
Strategy Selection Integration Management Orchestration Contextualization Recovery
Usage
Application Design / Supply Chain Quality Management Advanced

1.4 Proof of Concept 2.4 3.4 Optimization & Fraud 4.4 5.4 6.4 7.4 Data Visualization Development Management (ISO 13485, 9001) Exchange Mgmt.

Device / Module Hierarchical Account
Global / Regional Regulatory Site AIoT – Descriptive,
1.5 2.5 Selection, Validation & 3.5 Setup & 4.5 Site Services 5.5 6.5 7.5
Footprint Compliance Maintenance Prescriptive, Predictive Certification Management

Device Security & Global Import / Endpoint / Organizational Develop, Test, Management, OEM Warranty Deep Network

1.6 2.6 3.6 4.6 Export 5.6 Subscription 6.6 7.6

Governance Prototype & Pilot Diagnostics & Management Monitoring using Management Management Troubleshooting Metadata

Business Continuity Deployment Process Deployment Setup & Asset Change / Release End of Life Application Integration
1.7 / Disaster Recovery 2.7 Design 3.7 Optimization 7 Management 5.7 Management 6.7 Management 7.7 & Device Feedback

Customer use case: Cardiac rhythm monitoring
KORE’s solution enables global deployment and management of regulated medical equipment
Network Design

Demand Forecast Technical Support Advanced Manage Roaming Footprint Supply Chain Tier 2 Services Updates

Tier 3 –

Connectivity / Network Order Management Migration Planning and Network & Systems Strategy Patient Order Desk Implementation Support
Firmware Validation Returns Handling Subscription Lifecycle Regional Outage Software Load Sanitizing, Testing Integration Monitoring & Escalation Remote Config Updates FDA Reporting

Supply Chain

Wireless Managed Quality Management Advance Exchange / Management & Global Services ISO 13485 SWAP

Documentation

FDA Title 21 Part 820 Hardware Hierarchical Account EU MDD/MDR

Customization,

Setup & Management WEEE 2012/19/EU Certifications – Gen 9 HIPAA/GDPR

Global Import / Export
Device Management, OPCO Billing

Management- OEM Warranty Diagnostics & Reconciliation & Direct-to-Patient/DC Management Troubleshooting Reporting Packaging/Labeling

Final Testing & Validation

Deployment Setup & Change / Release End-of-Life Transmission/Outage Recording Optimization Management Management Analytics/Alerting Track & Trace

Delivery: KORE Service Delivery
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KORE’s leadership team
Decades of leadership and domain expertise in IoT with significant public company experience
Romil Bahl
President, Chief Executive Officer
• ~30 years of Tech, SaaS, IoT and Analytics experience in high-growth environments
• Previous experience includes multiple CEO positions, both public company (PRGX) and PE (Lochbridge) as well as $9B P&L role as EVP & GM at CSC
Puneet Pamnani
Executive Vice President, Chief Financial Officer
Responsible for managing all aspects of the organization’s financial operations Previous experience as COO and CFO of Lochbridge and SVP of Corporate Strategy and M&A at PRGX
Louise Winstone    Tushar Sachdev Bryan Lubel Gideon Rogovsky
EVP, CHRO    EVP, CTO EVP, IoT ManagedSVP, Americas
Services
Marco Bijvelds    Sunder Steven Jones Landon Garner
SVP, EAP    Somasundaram SVP, Global CarrierSVP, Marketing
SVP, IoT Solutions &    Management
Solution Architecture
Deep bench of industry talent with public company expertise

Abry Partners overview
• Founded in 1989, Abry Partners (“Abry”) is a sector-focused private equity firm investing primarily in media, communications, software, and business and information services companies
• Completed over $82bn of investments involving over 550 properties
• >55 investment professionals based in Boston, MA, investing globally
• Raised over $18bn of equity capital through 19 investment funds
• Actively managing over $5.0 billion of capital
• Abry’s longstanding relationships with limited partners include Fortune 100 pension funds, leading university endowments, major insurance companies and prominent investment funds
Selected Communications Investments

KORE: unique “one stop shop” IoT enabler
What we do…
How we do it…
CaaS

• Connectivity-as-a-Service (CaaS) delivering global connectivity to our customers in 190+ countries • eSIM capability providing secure out of the box connectivity to support IoT use cases

• Core Network-as-a-Service (CNaaS) facilitating self-management and control telecoms capabilities as well as supporting Bring-Your-Own-Connectivity
• Device management tools with MDM software and remote pairing capabilities
• Network slicing and Local Break Out anticipating 5G network roll-out to meet customer business needs
Solutions
• End-to-end services from strategy and security design, to networks and technology, to application enablement helping clients deploy end-to-end solutions
• Device selection, certification, configuration & MDM, call center services and lifecycle management
• Increasing footprint of bundled solutions to enable enterprise & solution provider customers
• Industry Specific Focus with regulatory and medical device compliance
• One-stop shop capability to deliver large solutions for enterprise customers
Analytics
• Advanced analytics supported by
KORE’s proprietary IP platform
• Analytics applicable across all IoT
Verticals (usage, meta and sensor)
• Micro-services architecture, API front-end enables third-party services, makes KORE One a sticky IoT platform
• Fleet management
Vehicle recovery and fleet management
People and asset location tracking
Customized location-based services
• Network security and monitoring
Intelligent network monitoring
IoT traffic security

Highly attractive financial profile
Projected Revenue
2021P 2022P 2023P 2024P Managed Connectivity IoT Solutions
Projected Adj. EBITDA & Margin
($ in millions)
2021P 2022P 2023P
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Accelerating momentum in sales activity
TCV of New Business Wins1 TCV of Opportunities Created1
$ in millions)
(1) TCV estimates include wins and opportunities created from new logos and scope expansions at existing customers

Pro forma capitalization
($ in millions)
Summary Capitalization Pro Forma Leverage
Pre-Transaction Pro Forma Pre-Transaction Pro Forma
Total Senior Debt $ 304 Total Senior Debt $ 254
Total Cash (10) Total Cash (143)
Net Debt $ 294 Net Debt $ 110
• Pre transaction net debt of 4.4x lowered to 1.7x post SPAC merger
Note: Leverage metrics are calculated using 2022P EBITDA of $66.5M

Pro forma EBITDA
($ in millions)
Net Loss
Change in fair value of warrant liabilities Tax Expense Interest expense, net Depreciation and amortization Impairment Taxes
Pro forma EBITDA
Pro forma EBITDA, Integron
Stock based compensation (including payroll taxes) Foreign exchange Impact of carrier liability write off FIN48 Sales tax liability reserve adjustment VAT liability reserve adjustement Other income tax reserve adjustments Discretionary Outlays1 Integration/Acquisition costs Unrealized Synergies Other items identified in covenant add-backs Est. Public Company costs
Adj. EBITDA2
2019 2020 $(23) $(35)
(0)                 7
-                 0
25                23
48                52
4                 —                (13)                (5)
$ 40 $ 43
8                 -
2                 1
1                 0                 (4)                 —                (2)                 —                (1)                 -
0                 0
9                 7
5                 5
1                 1                 (0)                 0                 (2)                (2)
$ 57 $ 57
(1) Discretionary Outlays represent expenditures related to developing and growing new sales channels, initiatives, and markets, including KORE One development costs, sales development and channel sales teams, and IoT Solutions. (2) Adj. EBITDA represents Adjusted EBITDA as defined for the Company’s Credit Agreement. Certain adjustments have been included in the nature of those allowed by the credit agreement to reflect the Transaction perimeter.
Note: KORE does not provide reconciliations of EBITDA or Adjusted EBITDA to net income on a forward-looking basis because KORE is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the KORE’s calculations of EBITDA and Adjusted EBITDA.

Select Risk Factors for PIPE Investors
These Risk Factors are being provided to certain sophisticated institutional investors for potential investment in Cerberus Telecom Acquisition Corp. (“CTAC”) as part of a proposed business combination between KORE Wireless Group, Inc. (“KORE”) and CTAC pursuant to which KORE will become a publicly traded operating company (the “Business Combination”). Investing in securities (the “Securities”) to be issued in the Business Combination involves a high degree of risk.
Investors should carefully consider the risks and uncertainties inherent in an investment in us and in the Securities, including those described below, before subscribing for the Securities. If we cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, our business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial could also have a material adverse effect on our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment.

• the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; • the outcome of any legal proceedings that may be instituted against CTAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; • the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CTAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; • changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; • the ability to meet stock exchange listing standards following the consummation of the Business Combination; • the risk that the Business Combination disrupts current plans and operations of the Company, including relationships with customers, suppliers and business partners, as a result of the announcement and consummation of the Business Combination; • the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; • costs related to the Business Combination; • changes in applicable laws or regulations, including foreign laws or regulations KORE is subject to; • the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors;

• the Company’s estimates of expenses and profitability;

• the ability of the Company to control costs, including costs related to becoming a public company, the cost of procured cellular network connectivity, procured devices for resale, and operating expenses; • the need to raise additional capital to finance operations or acquisitions, which may not be available on acceptable terms, or at all; • exposure to compliance obligations and risks under anti-corruption, export controls and economic sanctions laws and regulations of the United States and applicable non-U.S. jurisdictions in which we operate, and instances of non-compliance may have a material adverse effect the results of operations of the business;

Select Risk Factors for PIPE Investors (Cont’d)

• the Company’s dependence on cellular carrier networks as the base layer for its IoT connectivity network services, and its ability to maintain good relationships and favorable terms and conditions with these cellular network carrier vendors; • the Company’s dependence on certain device and software vendors as critical components of its IoT solutions, and its ability to maintain its relationship with these device and software vendors; • the ability of the Company to accurately predict changes in customer demand due to matters beyond its control, maintain customers (particularly its largest customers) and attract new customers; • the ability of the Company to successfully maintain market position and introduce new features in the Company’s technology and software offerings in a timely fashion, including, but not limited to, integration of existing solutions with third-party software; • the actions of Company competitors, including consolidation within the industry, pricing changes or the introduction of new solutions; • service outages—including outages resulting from a failure of the Company’s 3rd party data centers, outages in the cellular carrier networks that the Company uses for its connectivity services, or defects and bugs in either the Company’s own technology or 3rd party hardware and software used for any of its market offerings—may lead to a demand for a potential refund of previously charged amounts, or for potential liability claims from customers; • security breaches, compromises of information security and any related occurrences, as well as the transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights; • fire, earthquake or natural hazards affecting some of the customer’s facilities or any of its 3rd party data centers may lead to an inability to provide its products and services for a period of time; • the ability of the Company to obtain or maintain relevant intellectual property licenses or to protect its trademarks and internally developed software; • technological developments affecting the Company’s industry, which are evolving rapidly and the ability to secure agreements with existing vendors for future technologies; • potential claims of IP infringement from 3rd parties; • misappropriation of the Company’s intellectual property which could place the Company at a material disadvantage; • the ability of the Company to maintain and enhance its reputation, brand recognition and business, along with the security and reliability of its products and services; • any financial forecasts presented may not prove accurate; • the benefits of the Business Combination may not meet the expectations of investors, stockholders and financial analysts, which may depress the price of the securities of the Company; • provisions in our organizational documents which may delay or discourage takeover attempts that shareholders may consider favorable; • the ability to maintain customer relationships, existing pricing, and existing subscriptions, through upcoming cellular network sunsets; and • other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CTAC’s Registration Statement on Form S-1 dated October 19, 2020.

Important Information and Where to Find It
This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.
Participants in the Solicitation
CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.